04013483

AM 11-8-2004

CM 11/9

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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RECD S.E.C.
OCT 2 9 2004
526

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/03 (MM/DD/YY) AND ENDING 08/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hamilton Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 55th Street, 5th Floor
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Gutekunst (212) 872-1722
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 1 2 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/11/09

OATH OR AFFIRMATION

I, James Gutekunst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Securities Group, LLC, as of August 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

JAMES P. GUTEKUNST
MANAGING DIRECTOR
HAMILTON SECURITIES GRP, LLC

JOSEPH G. SELVAGGIO
Notary Public, State of New York
No. 01SE6027952
Qualified in Bronx County
Commission Expires July 19, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b). Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hamilton
SECURITIES GROUP, LLC.
150 E 55th STREET, 5TH FLR
NEW YORK, NEW YORK 10022
212/872-1722 FAX 212/872-1732

****

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2004

****

HAMILTON SECURITIES GROUP, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2004

ASSETS

Cash and cash equivalents	$ 9,317
Receivable from brokers and dealers	1,945,292
Securities purchased under agreements to resell	21,951,205
Securities owned, at market value	50,067,184
Note receivable	35,700
Interest receivable, government obligations	98,634
Fee income receivable	70,000
Advances to employees	7,060
Furniture, equipment and leasehold improvements, net	89,029
Other assets	68,333
	$ 74,341,754

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Payable to brokers, dealers and clearing organization	$ 4,769,697
Securities sold under agreements to repurchase	50,141,529
Securities sold, not yet purchased, at market value	16,139,688
Interest payable:	
Government obligations	33,954
Subordinated debt	63,459
Accrued expenses and other liabilities	205,544
	71,353,871
Liabilities subordinated to claims of general creditors	2,150,000
Commitment	
Members' equity:	
Class "A" members	209,470
Class "B" members	628,413
Total members' equity	837,883
	$ 74,341,754

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION:

Hamilton Securities Group, LLC (the "Company") was organized as a limited liability company on January 8, 1999, under the laws of the State of New York. The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. On December 1, 1999 the Company became a member of the National Association of Securities Dealers, Inc. (NASD).

The Company transacts its business with other broker-dealers located throughout the United States.

Members of a limited liability company have limited personal liability for the obligations or debts of the entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts, time deposits and certificates of deposit purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a trade date basis, as if the transactions have settled.

Repurchase and Resale Agreements:

Repurchase and resale agreements are carried at the amount at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain control or take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities as compared to the related receivable on resale agreements, including accrued interest, and requests additional collateral where deemed appropriate.

The approximate market value at August 31, 2004 on the underlying collateral of repurchase and resale agreements, including accrued interest, is as follows:

	Market Value
Securities purchased under agreements to resell	$ 22,007,597
Securities sold under agreements to repurchase	$ 50,377,381

Collateral:

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

Securities Owned and Securities Sold, Not Yet Purchased:

Securities owned, securities sold, not yet purchased, and open contractual commitments (principally options) are carried at market value and the resulting unrealized gains or losses are reflected in income.

Furniture, Equipment, Leasehold Improvements, Depreciation and Amortization:

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets or the lease term, whichever is shorter. The estimated useful lives of the assets range from five to seven years.

Income Taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not itself subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City Unincorporated Business Tax.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATION:

Receivable from and payable to brokers, dealers, and clearing organization are a result of the Company's normal securities transactions.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold not yet Purchased
U.S. government obligations	$ 50,003,125	$ 16,127,500
Corporate stock	12,340	
Options	51,719	12,188
	$ 50,067,184	$ 16,139,688

5. NOTE RECEIVABLE:

The Company has a promissory note receivable in the principal amount of $145,000. The note bore interest at 9% per annum and was due December 31, 2003; however, the parties agreed to waive the interest and extend the term until December 31, 2004. The outstanding principal balance at August 31, 2004 is $35,700.

6. RELATED PARTY ACTIVITY:

The Company had a promissory note receivable in the principal amount of $835,000 from a related party, some of whose members are also members of the Company. The note bore interest at 6% per annum and was due on demand. Interest was payable quarterly in arrears. This note was repaid in full during the year ended August 31, 2004.

The advances to employees are non-interest bearing and due on demand.

The Company leases its office space at 150 East 55th Street, New York, NY from a related party, some of whose members are also members of the Company (see Note 11).

7. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

A summary of furniture, equipment and leasehold improvements is as follows:

Furniture and fixtures	$ 20,236
Computer equipment	56,457
Telecommunications equipment	50,715
Leasehold improvements	96,832
	224,240
Accumulated depreciation	(135,211)
	$ 89,029

8. SUBORDINATED BORROWINGS:

The Company has a subordinated loan agreement with an unrelated corporation in the original principal amount of $5,000,000. In August of 2003 the Company repaid $2,000,000 of the subordinated loan. In November of 2004, the Company repaid $850,000 of the subordinated loan. The unpaid principal balance at August 31, 2004 is $2,150,000. The loan bears interest at 7% per annum and matures on December 31, 2005.

Interest is payable quarterly in arrears.

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In addition, the Company must satisfy the debt-equity ratio requirement that the ratio not exceed 70% for a period in excess of 90 days. At August 31, 2004, the Company's debt-equity ratio was 72%. On October 26, 2004, with the approval of the NASD, the Company repaid $1,150,000 of subordinated debt. Therefore, the debt to equity ratio has been reduced below 70% within the 90 day period.

9. MEMBERS' EQUITY:

Class "A" and "B" members share similar rights, except that only Class "A" members are entitled to vote.

10. INCOME TAXES:

The Company has remaining net operating loss carryforwards for NYC Unincorporated Business Tax purposes, which expire as follows:

Year ending August 31,	Amount
2022	$ 196,856
2023	2,511,581
2024	734,450
	$ 3,442,887

Deferred taxes are recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing different lives and methods in calculating depreciation for income tax reporting purposes than it does for financial reporting purposes. In addition, a deferred tax asset has been established for the future benefit expected to arise as a result of net operating loss carry forwards associated with NYC Unincorporated Business Tax.

A valuation allowance has been set up for the tax benefit arising from these temporary differences as it is more likely than not that the Company will not fully utilize the benefit.

The net deferred taxes are as follows:

Deferred tax asset	$ 139,200
Valuation allowance	(139,200)
Net deferred taxes	$ -0-

11. LEASE:

The Company leases office space at 150 East 55th Street, New York, NY under an operating lease, which commenced on December 1, 2001.

The lease agreement provides for annual fixed rental payments plus additional charges for operating costs and real estate taxes.

Future minimum annual rental payments under the lease, which expires December 1, 2006, are $60,000.

12. COMMITMENT:

The Company has entered into employment contracts, with two members, which expire on December 31, 2004.

13. 401(k) AND PROFIT SHARING PLAN:

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code which provides that all eligible employees may contribute up to 12% of their salary, subject to statutory limitations, upon commencement of their employment. The Company is not required to make matching contributions.

The Company also sponsors a defined contribution profit sharing plan which covers all non-highly compensated employees who have achieved 1,000 hours of service. Contributions are determined annually by management. Participants in the plan shall become vested immediately.

14. CLEARANCE AGREEMENT:

The Company has entered into an agreement with another broker (clearing broker) to execute and clear customer and proprietary accounts of the Company. The Company will clear all its transactions on a receive versus payment/deliver versus payment (RVP/DVP) basis through this clearing broker. The Company is required to maintain balances of not less than $500,000 with the clearing broker. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned, and the receipt and distribution of interest and principal payments.

In addition to clearing services, the clearing broker provides the financing (at the daily interbroker repo average rate) for the Company's securities inventory, within specified limits.

15. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At August 31, 2004, the Company had net capital, as defined, of $953,061 which exceeded the required minimum net capital of $100,000 by $853,061. Aggregate indebtedness at August 31, 2004 totaled $269,003. The ratio of aggregate indebtedness to net capital was 0.28 to 1.

16. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of customers, particularly institutions, where there is thought to be credit risk.

The Company, as a part of its normal trading activities, assumes short positions in its inventories. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company's trading activities include the purchase and sale of futures contracts. These transactions are recorded on a net-equity basis in the trading accounts carried by other brokers and dealers. The contract amounts of these instruments reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance on futures contracts is limited to the amounts reflected in the Company's statement of financial condition. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition. At August 31, 2004, the total of open contractual commitments at contracted amounts was approximately $1,767,044,000.

The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition.

From time to time the Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At August 31, 2004, this credit risk amounts to zero.

17. CONCENTRATION:

The Company has all of its open repurchase and resale agreements with one counterparty.

****

The Company's Statement of Financial Condition as of August 31, 2004 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

To the Members
Hamilton Securities Group, LLC

We have audited the accompanying statement of financial condition of Hamilton Securities Group, LLC (the "Company"), as of August 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hamilton Securities Group, LLC as of August 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
October 20, 2004 except for Note 8,
which is as of October 26, 2004